

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2017

Geert Kersten
Chief Executive, Financial and Accounting Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

> **Re: CEL-SCI Corporation**
> **Registration Statement on Form S-1**
> **Filed July 20, 2017**
> **File No. 333-219368**

Dear Mr. Kersten:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: William Hart - Hart & Hart, LLC